UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

Cutera, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

232109108
(CUSIP Number)

Efrem Kamen
Pura Vida Investments, LLC
512 West 22nd Street, 7th Floor
New York, New York 10011
646-757-2180

With a copy to:

Richard M. Brand
Cadwalader, Wickersham & Taft LLP
200 Liberty Street
New York, NY 10281
212-504-6000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

April 12, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 232109108	Page 2

1	NAME OF REPORTING PERSON Pura Vida Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,333,183*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,333,183*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,333,183*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.74%**
14	TYPE OF REPORTING PERSON IA

* Consists of 1,218,183 shares of Common Stock and 115,000 shares of Common Stock underlying options that are exercisable as of April 12, 2023 or will become exercisable within 60 days after such date.

** All percentage calculations set forth herein are based upon the aggregate of 19,788,358 shares of Common Stock outstanding as of April 4, 2023, as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission (the “SEC”) on April 7, 2023.

CUSIP No. 232109108	Page 3

1	NAME OF REPORTING PERSON Efrem Kamen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,333,183*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,333,183*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,333,183*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.74%**
14	TYPE OF REPORTING PERSON IN, HC

* Consists of 1,218,183 shares of Common Stock and 115,000 shares of Common Stock underlying options that are exercisable as of April 12, 2023 or will become exercisable within 60 days after such date.

** All percentage calculations set forth herein are based upon the aggregate of 19,788,358 shares of Common Stock outstanding as of April 4, 2023, as reported in the Issuer’s Annual Report on Form 10-K filed with the SEC on April 7, 2023.

CUSIP No. 232109108	Page 4

ITEM 1.	SECURITY AND ISSUER

This statement on Schedule 13D (“Schedule 13D”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of Cutera, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 3240 Bayshore Blvd., Brisbane, CA 94005.

ITEM 2.	IDENTITY AND BACKGROUND

(a), (f)  This statement is being filed by:

(i)            Pura Vida Investments, LLC, a Delaware limited liability company (“Pura Vida”); and

(ii)            Efrem Kamen, a citizen of the United States of America (together with Pura Vida, the “Reporting Persons”).

The Reporting Persons have entered into a joint filing agreement, dated as of April 13, 2023, a copy of which is attached hereto as Exhibit 99.1.

(b) The address of the principal business and principal office of each of the Reporting Persons is 512 West 22nd Street, 7th Floor, New York, New York 10011.

(c) Pura Vida’s principal business is to serve as investment manager to Pura Vida Master Fund Ltd., a Cayman Islands exempted company; Pura Vida X Fund LP, a Delaware limited partnership; and certain separately managed accounts (collectively, the “Pura Vida Funds”).

Mr. Kamen’s principal occupation is to serve as the managing member of Pura Vida.

By virtue of these relationships, the Reporting Persons may be deemed to have shared voting and dispositive power with respect to the Subject Shares (as defined below) owned directly by the Pura Vida Funds. This report shall not be deemed an admission that the Reporting Persons are beneficial owners of the Subject Shares for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or for any other purpose. Each of the Reporting Persons disclaims beneficial ownership of the Subject Shares reported herein except to the extent of the Reporting Persons pecuniary interest therein.

(d), (e) During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The responses to Item 4, 5 and 6 of this Schedule 13D are incorporated herein by reference.

The Subject Shares beneficially owned by Pura Vida were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The aggregate purchase price of the Subject Shares beneficially owned by Pura Vida is approximately $39,679,340, excluding brokerage commissions.

ITEM 4.	PURPOSE OF TRANSACTION

The Reporting Persons acquired the Subject Shares to which this Schedule 13D relates in the ordinary course of business for investment purposes because they believed that the Subject Shares, when purchased, were undervalued and represented an attractive investment opportunity.

CUSIP No. 232109108	Page 5

On April 12, 2023, the Issuer issued a press release announcing the termination of David H. Mowry as its Chief Executive Officer and J. Daniel Plants as Executive Chairman of its Board of Directors (the “Board”), and the appointment of Sheila A. Hopkins as its Interim Chief Executive Officer and Janet D. Widmann as Independent Chair of its Board. As a result of these actions, the Reporting Persons determined that they intended to change or influence control of the Issuer.

The Reporting Persons intend to engage in conversations, meetings and other communications with certain members of the Board and the Issuer’s management team, stockholders, industry analysts, and other interested parties, in each case to discuss the Issuer’s business, operations, financial condition, strategic plans, governance, the composition of the executive suite and the Board and possibilities for changes thereto, as well as other matters related to the Issuer.

The Reporting Persons may take or engage in various plans, actions or transactions in seeking to bring about changes to increase stockholder value, and may discuss such plans, actions or transactions with the Issuer and the Board and management team of the Issuer, stockholders, industry analysts, and other interested parties. The Reporting Persons may change their intentions with respect to any and all matters referred to in Item 4 of Schedule 13D, and may also take steps to explore and prepare for various plans and actions, and propose transactions, before forming an intention to engage in such plans or actions or proceed with such plans, actions or transactions.

The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer’s financial position and strategic direction, actions taken by the Issuer’s management and the Board, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may from time to time and at any time in the future take or engage in various plans, actions or transactions with respect to the investment in the Issuer as they deem appropriate, including, without limitation, purchasing additional shares of Common Stock, disposing of shares of Common Stock, acquiring other financial instruments that are based upon or relate to the value of the Common Stock, selling or obtaining financing on some or all of their beneficial or economic holdings, and engaging in hedging or similar transactions with respect to securities that are based upon or relate to the value of the Common Stock.

The Reporting Persons have not entered into any agreement with any third party to act together for the purpose of acquiring, holding, voting or disposing of the Common Shares reported herein.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a), (b) The Reporting Persons each beneficially own an aggregate of 1,333,183 shares of Common Stock (the “Subject Shares”). The Subject Shares represent approximately 6.74% of the outstanding shares of Common Stock, based on 19,788,358 shares of Common Stock outstanding as of April 4, 2023, as reported in the Issuer’s Annual Report on Form 10-K filed with the SEC on April 7, 2023.

Pura Vida, as the investment manager to the Pura Vida Funds, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) all of the Subject Shares. Mr. Kamen, as the managing member of Pura Vida, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) all the Subject Shares.

(c)  Exhibit 99.2 filed herewith, which is incorporated herein by reference, describes the transactions in the Common Stock that were effected by the Reporting Persons for the benefit of the Pura Vida Funds during the past sixty days.

(d) No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Shares.

(e) Not applicable.

CUSIP No. 232109108	Page 6

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

As of the date hereof, the Pura Vida Funds are party to call option contracts to purchase an aggregate of 115,000 shares of Common Stock, representing approximately 0.58% of the outstanding shares of Common Stock and having a weighted average strike price of $25 per share.

Except as described herein, the Reporting Persons have no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer.

ITEM 7.	MATERIAL TO BE FILED AS AN EXHIBIT

Exhibit 99.1	Joint Filing Agreement between Pura Vida Investments, LLC and Efrem Kamen

Exhibit 99.2	Trading Data

CUSIP No. 232109108	Page 7

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: April 13, 2023

PURA VIDA INVESTMENTS, LLC

By:	/s/ Efrem Kamen
	Name:	Efrem Kamen
	Title:	Managing Member

EFREM KAMEN

By:	/s/ Efrem Kamen
	Name:	Efrem Kamen

CUSIP No. 232109108	Page 8

INDEX TO EXHIBITS

Exhibit	Description
Exhibit 99.1	Joint Filing Agreement between Pura Vida Investments, LLC and Efrem Kamen
Exhibit 99.2	Trading Data